FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2014

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNIFICANT EVENT

ENERSIS S.A.

Inscription in Securities Register No. 175

Santiago, October 28, 2014.

Ger. Gen. No.  101/2014.

Mr. Carlos Pavez T.

Superintendent of Securities and Insurance

Superintendence of Securities and Insurance

Av. Libertador Bernardo O’Higgins No. 1449

Ref.:   SIGNIFICANT EVENT

Dear Sir,

In accordance with articles 9 and 10 under the Securities Market Law No. 18,045 and established under General Norm No. 30 of the Superintendence, duly authorized and on behalf of Enersis S.A. (“Enersis”), I hereby inform you of the following significant event:

On September 29, 2014, law No. 20,780 was published in the Diario Oficial, which introduces modifications to the income tax system and other tax system. The law establishes the replacement of the current system by two alternative systems, beginning in 2017: the attributed income system and partially integrated system. Along with the above, law N° 20,780 states that beginning in 2014, a progressive increase of rates corresponding to First Category Tax, which will reach 27%, in the event that a corporation opts for the partially integrated system. In the event that a corporation opts for the attributed income system, the maximum rate of this tax will reach 25%. The same law establishes that corporations will use the partially integrated system by default, unless a future shareholders’ meeting agrees to opt for the attributed income system.

On October 17, 2014, the Superintendence of Securities and Insurance published Official Letter No. 856, which established that notwithstanding the provision of the International Accounting Standards, differences in assets and liabilities for deferred taxes arising as a direct effect from the increase in the First Category tax rate introduced by law 20,780 must be recorded in the respective exercise against equity.

Enersis has estimated the impact of the application of this law to its Financial Statements, assuming that the partially integrated system was implemented, since is the one that operates by default.

For local purposes, and following the publication of the Official Letter No. 856, mentioned above, the estimated differences in assets and liabilities for deferred taxes which occur as a direct effect of the increase in the First Category tax rate,  result in a charge to the net equity of Ch$ 62,000 million (US$103 million), decreasing the parent company’s equity by Ch$ 39,500 million (US$ 66 million approximately). These effects have been included in the company’s Financial Statements as of September 30 of this year.

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

For international purposes, because Enersis is listed on the New York Stock Exchange and on Latibex, Enersis will publish its annual Financial Statements prepared according with the  International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The estimated impact of the Law No. 20,780 in its Financial Statements as of December 2014 will have a charge in earnings tax and, therefore, a decrease in the parent company earnings.

Sincerely,

.

Ignacio Antoñanzas A.

General Manager

c.c.       Bolsa de Comercio de Santiago (Santiago Stock Exchange)

             Bolsa Electrónica de Chile (Electronic Stock Exchange)

             Bolsa de Corredores de Valparaíso (Valparaíso Stock Exchange)

             Banco Santander Santiago – Bondholders Representative

             Comisión Clasificadora de Riesgos (Risk Classification Commission)

Enersis - Santa Rosa 76 - Teléfono: (56 - 2) 2 3534400 - Casilla 1557 – Correo Central - Santiago - Chile

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Massimo Tambosco
--------------------------------------------------

Title: Deputy Chief Executive Officer

Date: November 4, 2014